Anthony M. Collura, P.C.
Attorneys At Law
629 Fifth Avenue
Suite 300
Pelham, New York 10803

Anthony M. Collura	Direct Dial (914) 250-1162
acollura@colluralaw.com	Cell Phone (914) 557-6222
Facsimile (914) 355-2379	Admitted in New York

BY EDGAR

August 20, 2009

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention:     Filing Desk

Re: Moggle, Inc.  File # 333-152050
       Form S-1 Registration Statement

Ladies and Gentlemen:

We have been advised by Moggle, Inc (the “Company”) that they have filed a Form S-1 Registration Statement through the Edgar filing system and have transmitted a fee of $669.60 by wire transfer to you. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five years. This filing relates to a self underwritten best efforts offering of up to $12,000,000 of the Company’s common stock at a price of $1.00 per share.   We have been authorized by the Company to advise you that, at the appropriate time, the Company may request orally effectiveness of the Registration Statement and that the Company is aware of its obligations under the Securities Act.

Please contact Anthony M. Collura at (914) 557 -6222 if you have any questions regarding the filing or are in need of additional information.

Very truly yours,

s/Anthony M. Collura

Anthony M. Collura